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             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                             Dragon Systems, Inc.
                             --------------------
                              Name of Registrant


      Delaware                                          04-2764754
------------------------                   ------------------------------------
(State of Incorporation)                   (IRS employer identification number)


                              320 Nevada Street
                              Newton, MA  02460
                          --------------------------
                          (Principal office address)


    Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-1 (the "Registration Statement"), File Number 333-69211, relating to common stock, par value $0.04 per share (the "Common Stock"), of Dragon Systems, Inc., being the agent for service of process named in the Registration Statement and being an authorized representative of Dragon Systems, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. Dragon Systems, Inc. no longer intends to sell the Common Stock registered thereby.




                                        DRAGON SYSTEMS, INC.


                                        By: /s/ John D. Shagoury
                                            -----------------------------
                                            Name: John D. Shagoury
                                            Title: President


Dated: April 26, 1999